

June 12, 2015

<u>Via E-mail</u>
Jay A. Brown
Senior Vice President, Chief Financial Officer and Treasurer
Crown Castle International Corp.
1220 Augusta Drive, Suite 600
Houston, TX 77057

> **Re: Crown Castle International Corp.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File Nos. 001-16441**

Dear Mr. Brown:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Wilson K. Lee

                    Wilson K. Lee
                    Senior Staff Accountant